

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

<u>Via E-Mail</u>
Dr. Bernard L. Kasten, Jr. M.D.
Chief Executive Officer
GeneLink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

   Re: GeneLink, Inc.
     Form 8-K
     Filed March 20, 2012
     File No. 000-30518

Dear Dr. Kasten:

  We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please tell us how you analyzed Rule 2-01(c)(4) of Regulation S-X in reaching your apparent conclusion that Cross, Fernandez and Riley, LLP ("CFR") is independent of you. We note that you engaged CFR to advise you on the appropriate accounting treatment to be utilized regarding the sale of GeneWize Life Sciences, Inc. and that you applied the advised treatment.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Dr. Bernard L. Kasten, Jr. M.D.
April 3, 2012
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or me at (202) 551-3871 if you have questions regarding this comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining